Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-4 of our reports dated December 8, 2008, relating to the consolidated financial statements of The Steak n Shake Company (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes), and the effectiveness of The Steak n Shake Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of The Steak n Shake Company for the year ended September 24, 2008, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Indianapolis, Indiana
November 18, 2009